UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE
OCTOBER 7, 1996)

           For the fiscal year   **June 30, 2005**

                                  OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number   33-48052

   A.   Full title of the plan and the address of the plan, if different from that of the issuer named
        below:
                ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

   B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
        executive office:



Alliance One International, Inc.
512 Bridge Street
Danville, Virginia 24541



REQUIRED INFORMATION

The following financial statements are furnished for the plan:

INDEX

Signature
_____

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliance One International, Inc.
Personal Account Plan

By /s/ James A. Cooley
_____

Date: September 28, 2005   James A. Cooley
Executive Vice President-Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator
Alliance One International, Inc. Personal Account Plan (formerly DIMON Incorporated)

We have audited the accompanying statements of asset and liability of the Alliance One International, Inc. Personal Account Plan as of June 30, 2005 and 2004, and the related statements of changes in Plan liability accounts for the years ended June 30, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of Alliance One International, Inc. Personal Account Plan at June 30, 2005 and 2004, and the changes in Plan liability accounts for the years ended June 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Snead and Williams, P.L.L.C.
_____
Snead and Williams, P.L.L.C.
Danville, Virginia
September 16, 2005

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

STATEMENT OF ASSET AND LIABILITY

June 30, 2005 and 2004
_____

	2005	2004
ASSET		
Receivable from Alliance One International, Inc. (Cost $1,719,651, 2005 and $1,891,600, 2004)	$1,719,651 ========	$1,891,600 ========
LIABILITY		
Plan liability accounts	$1,719,651 ========	$1,891,600 ========

The accompanying notes are an integral part of these financial statements.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

STATEMENT OF CHANGES IN PLAN LIABILITY ACCOUNTS

For the Years Ended June 30, 2005 and 2004
_____

	2005	**2004**
ADDITIONS		
Beginning of year amount	$1,891,600	$2,075,257
Interest income	55,780	41,431
Participant contributions	298,585	401,213
	2,245,965	2,517,901
DEDUCTIONS		
Participant withdrawals	526,314	626,301
Plan liability accounts at end of year	$1,719,651	$1,891,600

The accompanying notes are an integral part of these financial statements.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS

Note A - Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investment

The receivable from Alliance One International, Inc. is valued at current value. Current value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.

Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note B - Description of the Plan

The following description of the Alliance One International, Inc. Personal Account Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan was renamed Alliance One International, Inc. Personal Account Plan concurrent with the merger of Standard Commercial Corporation on May 13, 2005, with and into DIMON Incorporated.

The Plan is a voluntary employee plan through which any eligible participant can loan funds to Alliance One International, Inc. ("Alliance One") for an indefinite period, in exchange for Alliance One's obligation to pay the employee interest on such funds until the loan is repaid by Alliance One on the employee's demand. The funds may be used by Alliance One for any corporate purpose and will be classified as general obligations of Alliance One with no special status. The funds are not held in trust and are subject to forfeiture should Alliance One be unable to repay the loans.

The purpose of the Plan is to provide a means for employees to maintain a flexible deposit arrangement and to receive interest income at rates competitive with those currently paid by banks or other institutions on short-term deposits. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Funds deposited with Alliance One are neither guaranteed nor insured by Alliance One nor any federal or state agency.

Note B - Description of the Plan - *Continued*

Participation

Eligible employees may participate in the Plan. Eligibility is determined by the Administrator of the Plan.

Participant Contributions

Participants may contribute any amount to the Plan. Limitations, however, may be announced as to the total of future contributions which can be made by the participants.

Investments

Upon receipt of the participants' contributions, amounts are invested with Alliance One International, Inc. as a general creditor with interest earned at announced rates. The announced rate was an average rate of 3.08% and 2.00% per annum for the years ended June 30, 2005 and 2004, respectively.

Participants withdrawals

Participants may withdraw funds from the Plan at anytime upon notification to the Plan Administrator or designee. Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.

Plan Liability Accounts

A Plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan. Each Plan liability account represents an obligation of Alliance One International, Inc.

Vesting

Each participant will at all times have a 100% vested (nonforfeitable) interest in the receivable from Alliance One International, Inc. as to their respective balances of their contributions, net of withdrawals, with earned interest.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
_____

Note B - Description of the Plan - *Continued*
_____

Plan Expenses
_____

All expenses of administering the Plan are paid by Alliance One International, Inc.

Plan Termination
_____

The Plan may be modified or terminated at any time upon written notice to the participants. In the event the Plan terminates, the Administrator must distribute funds to satisfy all Alliance One International, Inc. obligations to the Plan.

Note C - Plan Participants
_____

The number of participants at June 30, 2005 and 2004, was 46 and 57, respectively.

Note D - Income Tax Status
_____

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan. All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.